April 24, 2007

Mr. Tim Buchmiller
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Vincent P. Pangrazio

T: (650) 843-5117
vpangrazio@cooley.com

Re:	Cavium Networks, Inc. Amendment No. 6 to Registration Statement Registration File No. 333-140660
Dear Mr. Buchmiller:
On behalf of Cavium Networks, Inc. (the “Company”), we are transmitting for filing one copy of Amendment No. 6 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-140660 (the “Registration Statement”), marked to show changes to Amendment No. 5 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on April 16, 2007. For your convenience, we are sending a copy of this letter and the Amendment in the traditional non-EDGAR format, including a version that is marked to show changes and will forward a courtesy package of these documents to your attention.
The Company respectfully advises the staff of the Commission (the “Staff”) that it is still addressing comment three of the comments received from the Staff, by letter dated April 11, 2007, with respect to the Registration Statement, and will amend the Registration Statement as appropriate.
Please do not hesitate to call me if you have any questions or would like any additional information regarding this matter.
Sincerely,
/s/ Vincent P. Pangrazio
Vincent P. Pangrazio

cc:	Syed B. Ali, Cavium Networks, Inc.
 Arthur D. Chadwick, Cavium Networks, Inc.
 Jeffrey D. Saper, Esq., Wilson Sonsini Goodrich & Rosati P.C.
 Allison B. Spinner, Esq., Wilson Sonsini Goodrich & Rosati P.C.
Raman Chitkara, PricewaterhouseCoopers LLP